As filed with the Securities and Exchange Commission on June 15, 2009
Registration No. 333-159920

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6/A
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

DUOYUAN GLOBAL WATER INC.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
13th Floor
New York, N.Y. 10011
(212) 590-9009
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Francis Fitzherbert-Brockholes, Esq.	Man Chiu Lee, Esq.	Kurt J. Berney, Esq.
White & Case LLP	Arthur C. Mok, Esq.	O’Melveny & Myers LLP
5 Old Broad Street	Hogan & Hartson LLP	Plaza 66, 37th Floor
London EC2N 1DW	Two Pacific Place, Suite 2101	1266 Nanjing Road West
United Kingdom	88 Queensway	Shanghai 20040, People’s Republic of China
+44-20-7532-1000	Hong Kong SAR, People’s Republic of China	+8621-2307-7000
+852-2151-5858
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

Title of each class		Proposed	Proposed	Amount of
of Securities to be registered	Amount to be registered	maximum aggregate price per unit (1)	maximum aggregate offering price (2)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares, par value $0.000033 each, of Duoyuan Global Water Inc.	100,000,000 American Depositary Shares	$0.05	$5,000,000.00	$279.00

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.

[2]	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.
     This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
Item — 1. Description of Securities to be Registered
Item — 2. Available Information
PART II
Item — 3. Exhibits
Item — 4. Undertakings
SIGNATURES
SIGNATURES
INDEX TO EXHIBITS
Exhibit (d)

     The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item — 1. Description of Securities to be Registered
Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and Charges	Article 9

Item — 2. Available Information
               Public Reports furnished by issuer                     Article 12
Duoyuan Global Water Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item — 3. Exhibits
(a)	Form of Deposit Agreement among Duoyuan Global Water Inc. (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. — Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-159920) and incorporated by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. — Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not Applicable.

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.
Item — 4. Undertakings
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both received by the Depositary as the holder of the deposited securities and made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6/A are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on June 15, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, par value $0.000033 per share, of Duoyuan Global Water Inc.

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on June 15, 2009.

DUOYUAN GLOBAL WATER INC.
By:	/s/ Wenhua Guo
Name:	Wenhua Guo
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wenhua Guo and Stephen C. Park, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on June 15, 2009.

Signature	Title	Date

/s/ Wenhua Guo Wenhua Guo	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	June 15, 2009

/s/ Stephen C. Park Stephen C. Park	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Christopher P. Holbert Christopher P. Holbert	Director

/s/ Joan M. Larrea Joan M. Larrea	Director

/s/ Thomas S. Rooney, Jr. Thomas S. Rooney, Jr.	Director

/s/ Yuefeng Yu Yuefeng Yu	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Duoyuan Global Water Inc. has signed this registration statement or amendment thereto in the City of Newark, Delaware, on June 15, 2009.

AUTHORIZED U.S. REPRESENTATIVE
By:	Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director Puglisi & Associates

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.